Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
Telephone: (713) 350-5100
Fax: (713) 350-5109
November 18, 2008
Via EDGAR filing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Chris White, Branch Chief

Re:	Hercules Offshore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 (Filed on February 27, 2008)
Form 10-Q for the Quarterly Period Ended June 30, 2008 (Filed on July 31, 2008)
File No. 0-51582
This memorandum sets forth the responses of Hercules Offshore, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 (the “Form 10-Q”). For your convenience, we have repeated each comment of the Staff as set forth in the Comment Letter and provided our response to each such comment. Capitalized terms used in this memorandum and not defined have the meanings given to them in the Form 10-K or Form 10-Q, as applicable.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
1.	We note the use of Average Revenue per Day and Average Operating Expense per Day here and in your year over year comparative disclosure for revenue and operating expenses by segment. Tell us and disclose in greater detail why you calculate average revenue per day using operating days while calculating average operating expense per day with a different denominator, available days. Please clarify how management uses these metrics in order to evaluate the business and why it is useful for management to use metrics that have different denominators.

Response:
Although management utilizes numerous metrics to evaluate the Company’s business, two primary metrics that are routinely utilized are Average Revenue per Day and Average Operating Expense per Day.
Our revenues are affected primarily by dayrates, fleet utilization and the number and type of units in our fleet. Average Revenue per Day is utilized to evaluate the amount of revenue generated when our rigs or liftboats were under contract. Management utilizes this metric to gauge the relative strength of the drilling industry based on what rate our customers are willing to contract our rigs and liftboats on a daily basis. Average Revenue per Day is defined as revenue earned by our rigs or liftboats, as applicable, in the period divided by the total number of operating days for our rigs or liftboats, as applicable, in the period. We do not use available days in the denominator as the days attributable to rigs not under contract would distort the amount our customers are willing to pay for a rig.
Our operating costs are primarily a function of fleet configuration and utilization levels. The most significant direct operating costs for our rigs and liftboats are wages paid to crews, maintenance and repairs to our rigs, amortization of regulatory drydocking costs and insurance. Management utilizes Average Operating Expense per Day to evaluate the daily cost to operate and maintain our fleet of rigs and vessels that are available for contracts or are contracted. Average Operating Expense per Day is defined as total operating costs divided by the total available days. We utilize available days to calculate the Average Operating Expense per Day, as our costs are not expected to necessarily fluctuate if we are maintaining rigs or liftboats ready for contracts, but they are not contracted.
While we respectfully note your comment, we believe our current disclosure on page 36, footnote 3, of our Form 10-K adequately explains why we use available days as the denominator when calculating Average Operating Expense per Day. We disclose the following: We use available days to calculate average operating expense per rig or liftboat per day rather than operating days, which are used to calculate average revenue per rig or liftboat per day, because we incur operating expenses on our rigs and liftboats even when they are not under contract and earning a dayrate. We intend to include this disclosure in all future filings, when applicable.
Note 14, Income Taxes, page 79
2.	We note the tax sharing agreement with Transocean could require you to make additional payments related to compensatory options that remain outstanding at December 31, 2007. Please clarify how you are accounting for these payments and the related expected tax benefit. Explain how your accounting for the expected tax benefit complies with SFAS 109. As part of your response, please explain all material terms of the agreement.
Response:
The Company, as successor to TODCO, and TODCO’s former parent Transocean Holdings Inc. are parties to a tax sharing agreement that was originally entered into in connection with TODCO’s initial public offering in 2004. The tax sharing agreement was amended and restated in November 2006 in a negotiated settlement of disputes between Transocean and TODCO over the original terms of the tax sharing agreement. The tax sharing agreement required that TODCO pay Transocean for substantially all income tax benefits generated prior to the IPO and utilized subsequent to the closing of the IPO, and also provided that Transocean indemnify TODCO for most pre-IPO tax liabilities. The tax sharing agreement also required the Company to make an acceleration payment to Transocean upon completion of the Company’s acquisition of TODCO as a result of the deemed utilization of TODCO’s remaining pre-IPO tax benefits. Additionally, the tax sharing agreement requires that additional payments be made to Transocean based on a portion of the expected tax benefit from the exercise of certain compensatory stock options to acquire Transocean common stock attributable to current and former TODCO employees and board members.
The Company accounts for the exercise of Transocean stock options held by current and former TODCO employees and board members in the period in which such option is exercised. As tax deductions are generated from the exercise of the stock options and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS No. 109”) paragraph No. 36 and SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”) paragraph No. 62, the Company reduces net deferred tax liability for the value of the stock option tax deduction, pays Transocean for 55% of the value of the deduction and increases additional paid-in capital by 45% of the deduction.
Form 10-Q for Quarterly Period ended June 30, 2008
Note 10. Segments, page 15
3.	We note the losses from operations in your Inland segment. We also note from the accounting policies in your Form 10-K for the fiscal year ended December 31, 2007 that the carrying value of long-lived assets is reviewed for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Factors that might indicate a potential impairment include a change in industry conditions or a reduction in cash flows associated with the use of the long-lived assets. Your outlook for the inland segment on page 29 states that inland barge drilling has slowed over the past year and dayrates have softened as a result of operators curtailing or ceasing activity in the inland market. Given the operating losses incurred by your inland segment, and your outlook of a softening market, tell us how you evaluated impairment of long-lived assets for this segment. Further, tell us and disclose what factors you considered in your outlook to remain optimistic about deeper targets in the inland barge area.
Response:
The Company manages a portfolio of Inland barge rigs that can operate in very shallow waters and marshes and in the coastal waterways along the U.S. Gulf Coast. Historically, the drilling industry has been extremely cyclical and, depending on commodity prices, resource allocation, customer success, and other economic factors, our Inland fleet can experience significant changes in utilization and levels of cash flows. Based on historical trends, we would expect the utilization levels of our Inland assets to range from between 60 percent to 80 percent, depending on the factors listed above. These assets have generated positive cash flow even at the low end of this range of utilization historically. During the first and second quarters of 2008, our Inland barge fleet generated cash flow of $7.7 million and $7.6 million, respectively, on utilization of 61% and 68%, respectively.

Management has the flexibility to stack portions of the fleet, in order to control costs, when market conditions warrant. Since a significant percentage of our operating costs are variable, we are able to materially reduce costs, including insurance and labor which comprise approximately 60% of total operating costs, when we stack a rig. However, the reductions are not realized immediately and typically take up to two quarters to realize the full impact of the cost reduction after we stack a rig.
Although we continue to remain cautious about our Inland fleet’s near term utilization levels, in addition to the impact of reducing costs, we have considered other relevant factors that could contribute to improvements in industry conditions and cash flows:
•	During the second half of 2007, the number of drilling permits, which is used to estimate drilling activity for inland barges, granted for deep wells totaled 12. During the first half of 2008, the number of drilling permits issued for deep wells increased to 23.

•	One of the largest acreage holders on the U.S. Gulf of Mexico shelf has had recent deep well success (wells that are 15,000 feet or greater) and we believe they, along with other customers, will begin drilling additional deep well programs in the future since this success proves the viability of these targets. Our Inland fleet is positioned to take advantage of deeper gas drilling activity that, when successful, take longer to develop, take longer to drill, and are typically more profitable.

•	Of the approximately 78,000 wells drilled in barge waters since offshore drilling began only 1% have been deeper than 19,000 feet. During this time, shallow drilling has built a large infrastructure in the area. The result is that many of our customers are finding deep well opportunities with very easy access to delivery infrastructure. Management believes the accessibility of delivery infrastructure could increase and/or accelerate our customers’ drilling programs and may increase our Inland fleet’s utilization and cash flow levels.
Management reviews our Inland assets for indicators of impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). As required by SFAS No. 144, we will continue to monitor our Inland assets for events or changes in circumstances to determine if any are noted that would indicate the carrying amount of our assets may not be recoverable.
The Company respectfully requests that the Staff permit the Company to include additional disclosures on the factors we considered in our outlook of the deeper targets in the Inland barge area on a prospective basis in its subsequent filings under the Securities Exchange Act of 1934, as amended.
Further, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 350-8312 or, if via facsimile, at (713) 350-5109.

Sincerely,
/s/ Lisa W. Rodriguez
Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer